Exhibit 99.1
THIS SILVER PURCHASE AND SHARE SUBSCRIPTION AGREEMENT dated as of the 24th day of July, 2007.
BETWEEN:
MINERA PEÑASQUITO, S.A. DE C.V., a corporation incorporated and existing under the laws of Mexico
(“Peñasquito”)
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SILVER WHEATON [ edited text ], a company incorporated and existing under the laws of [ edited text]
(“Silver Wheaton”)
- and -
GOLDCORP INC., a corporation existing under the laws of the Province of Ontario
(“Goldcorp”)
WITNESSES THAT:
     WHEREAS Peñasquito is the registered or recorded holder of certain mining concessions located in the State of Zacatecas, Mexico, as more particularly described in Schedule “A” attached hereto (the “Concessions”) and commonly referred to as the Peñasquito Mine;
     AND WHEREAS the mining lots that are the subject of and pertain to the Concessions (the “Mining Lots”) have or may have marketable metal bearing material in the form of silver located therein, thereon or thereunder;
     AND WHEREAS minerals mined, produced, extracted or otherwise recovered from the Mining Lots, including silver, may be processed through heap leach production or a mill to produce doré bars, lead or zinc concentrate;
     AND WHEREAS Peñasquito has agreed to sell to Silver Wheaton, and Silver Wheaton has agreed to purchase from Peñasquito, an amount of silver equal to twenty-five percent (25%) of all Payable Silver (as such term is hereinafter defined) for so long as silver is mined, produced, extracted or otherwise recovered from the Mining Lots, subject to and in accordance with the terms of this Agreement;

     AND WHEREAS Silver Wheaton has agreed [ edited text ] for gross proceeds of US$485,000,000, in accordance with the terms of this Agreement;
     AND WHEREAS Goldcorp has agreed to guarantee the performance of Peñasquito’s covenants and obligations under this Agreement;
     NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties mutually agree as follows:
1.	Definitions
(a)	“Additional Term” has the meaning set out in Section 12(b) of this Agreement.

(b)	“Affiliate” has, with respect to the relationship between two or more bodies corporate, the meaning given to it in the Business Corporations Act (British Columbia), and with respect to the relationship between two or more Persons any of which are not bodies corporate, a Person shall be deemed to be an Affiliate of another Person if one of them is controlled by the same Person, and for this purpose, “control” means the right, directly or indirectly, to direct or cause the direction of the management of the affairs of a Person, whether by ownership of securities, by contract or otherwise.

(c)	“Agreement” means this silver purchase and share subscription agreement and all attached schedules, in each case as the same may be supplemented, amended, restated or superseded from time to time in accordance with the terms hereof.

(d)	“Annual Report” means a written report, in relation to any calendar year, detailing:
(i)	the number of ounces of Silver produced and recovered from the Mining Lots and delivered to an Offtaker in that calendar year;

(ii)	the names and addresses of each Offtaker to which the Silver referred to in subsection (i) below was delivered;

(iii)	the number of ounces of Payable Silver which have resulted or which are estimated to result therefrom; and

(iv)	if necessary, a reconciliation between any provisional number of ounces of Payable Silver specified in an Annual Report for a preceding calendar year and the final number of ounces of Payable Silver for that calendar year.
(e)	“Arbitration Rules” means the rules of the British Columbia International Commercial Arbitration Centre.
(f)	“Assigned Rights” has the meaning set out in Section 18(d) of this Agreement.

(g)	“Auditor’s Report” means a report prepared by Deloitte & Touche LLP or such other person mutually agreed upon by the Parties that has experience and expertise in determining the quantity of Silver produced and recovered from the Mining Lots.

(h)	“Business Day” means any day other than a Saturday or Sunday or a day that is a statutory or bank holiday under the laws of Mexico or the Province of British Columbia.

(i)	“Calculation Dispute Notice” has the meaning set out in Section 4(d)(i) of this Agreement.

(j)	“Calculation Statement” has the meaning set out in Section 4(c) of this Agreement.

(k)	“Commercial Production” means the commercial exploitation of Minerals from the Mining Lots.

(l)	“Concessions” has the meaning set out in the recitals of this Agreement.

(m)	“Confidential Information” has the meaning set out in Section 16(a) of this Agreement.

(n)	“Consumer Price Index” means the United States Consumer Price Index for All Urban Consumers (All Items) (time base 1982-84 = 100), as published by the Bureau of Labor Statistics, United States Department of Labor, or any successor or other body that may assume responsibility for the preparation and publishing of the said Index, as the case may be.

(o)	“Contract Year” means each consecutive twelve (12) month period during the Initial Term or an Additional Term, the first such Contract Year commencing on the Effective Date and ending on the date that falls twelve (12) months thereafter.

(p)	“control” means the right, directly or indirectly, to direct or cause the direction of the management of the business or affairs of a person, whether by ownership of securities, by contract or otherwise; and “controls”, “controlled by” and “under common control with” have corresponding meanings.

(q)	“Dispute Notice” has the meaning set out in Section 5(c)(i) of this Agreement.

(r)	“Effective Date” the date on which Commercial Production occurs in accordance with Section 1(k) of this Agreement.

(s)	“Encumbrance” means any encumbrance of any nature or kind whatsoever securing any obligation of any person (registered or unregistered) and includes a security interest, mortgage, lien, hypothec, pledge, assignment, charge or restriction or limitation on transfer.

(t)	“Fixed Price” means US$3.90, as adjusted pursuant to Section 4(b) of this Agreement.

(u)	“Index Amount” has the meaning set out in Section 4(b)(i) of this Agreement.

(v)	“Initial Term” has the meaning set out in Section 12(a) of this Agreement.

(w)	“Lending Institution” means any bank or other financial institution that lends money to a Party or to a person which controls a Party and includes, for certainty, any bank or other financial institution acting as agent for any such banks and other financial institutions that lend money to a Party or to a person that controls a Party.

(x)	“Market Price” means:
(i)	in the case of a shipment of Purchased Minerals, the per ounce price of silver in U.S. dollars payable by an Offtaker as set out in the Mineral Offtake Agreement to which the shipment of Purchased Minerals relates;

(ii)	in the case of a shipment of Refineable Minerals, the per ounce price of silver in U.S. dollars quoted by the London Bullion Market Association on the trading day immediately prior to the date of credit of twenty-five percent (25%) of the Payable Silver resulting from such shipment to the account of Silver Wheaton; and

(iii)	in the case of a sale of Refined Silver by Peñasquito to Silver Wheaton, the per ounce price of silver in U.S. dollars quoted by the London Bullion Market Association on the trading day immediately prior to the date of credit of such amount of Refined Silver to the metal account of Silver Wheaton.
(y)	“Mill” means a mill owned directly or indirectly by Peñasquito or such other facility where Minerals are milled or processed.

(z)	“Mineral Offtake Agreement” means an agreement for the purchase and sale of Minerals or the delivery of Minerals for refining, and all amendments or addendums thereto.

(aa)	“Minerals” means any and all marketable metal bearing material in whatever form or state that is mined, extracted, removed, produced or otherwise recovered from the Mining Lots, including any such material derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Mining Lots, and including ore and any other products resulting from the further milling, processing or other beneficiation of Minerals, including concentrates or doré bars.

(bb)	“Mining Lots” has the meaning set out in the recitals of this Agreement;

(cc)	“Monthly Report” means a written report detailing:
(i)	the number of ounces of Silver produced and recovered from the Mining Lots and delivered to an Offtaker in each calendar month;

(ii)	the names and addresses of each Offtaker to which the Silver referred to in subsection (i) above is delivered;

(iii)	the number of ounces of Payable Silver which have resulted or which are estimated to result therefrom; and

(iv)	a reconciliation between any provisional number of ounces of Payable Silver specified in a Monthly Report pursuant to subsection (iii) above for a preceding calendar month and the final number of ounces of Payable Silver for that calendar month.
(dd)	“Offtaker” means the party to a Mineral Offtake Agreement that purchases Minerals from Peñasquito or takes delivery of Minerals from Peñasquito for refining.

(ee)	“Other Mining Lots” has the meaning set out in Section 13(b).

(ff)	“Parties” means Peñasquito, Silver Wheaton and Goldcorp, and “Party” means any one of the Parties.

(gg)	“Payable Silver” means, with respect to each shipment of Purchased Minerals or Refineable Minerals delivered by Peñasquito to an Offtaker, the gross number of ounces of Silver contained in each such shipment, less the number of ounces of Silver deducted on account of the processing of such Silver pursuant to and in accordance with the Mineral Offtake Agreement to which each Offtaker is a party.

(hh)	“Peñasquito Assigning Party” has the meaning set out in Section 17(c) of this Agreement.

(ii)	“Peñasquito Invoices” has the meaning set out in Section 10(a) of this Agreement.
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(kk)	“person” means and includes individuals, corporations, bodies corporate, limited or general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, government or any other type of organization, whether or not a legal entity.

(ll)	“Prime” means, at any particular time, the reference rate of interest, expressed as a rate per annum that The Bank of Nova Scotia establishes as its prime rate of interest in order to determine interest rates it charges for demand loans in Canadian dollars to its most credit worthy customers.

(mm)	“Purchased Minerals” means Minerals to be purchased and acquired by an Offtaker pursuant to and in accordance with the Mineral Offtake Agreement to which the Offtaker is a party.

(nn)	“Purchased Minerals Time of Delivery” has the meaning set out in Section 7(a) of this Agreement.

(oo)	“Receiving Party” has the meaning set out in Section 16(a) of this Agreement.

(pp)	“Refineable Minerals” means Minerals delivered to an Offtaker to be further refined for and on behalf of Peñasquito pursuant to and in accordance with the Mineral Offtake Agreement to which the Offtaker is a party.

(qq)	“Refineable Minerals Time of Delivery” has the meaning set out in Section 8(d) of this Agreement.

(rr)	“Refined Silver” means marketable metal bearing material in the form of silver that is refined to standards meeting or exceeding commercial standards for the sale of refined silver.

(ss)	“Refined Silver Time of Delivery” has the meaning set out in Section 9(d) of this Agreement.

(tt)	“Review Date” has the meaning set out in Section 4(a) of this Agreement.

(uu)	“Royal Gold Royalty Interest” means a 2% net smelter returns royalty interest payable by Peñasquito to Royal Gold, Inc. pursuant to and in accordance with the terms of a royalty agreement dated October 29, 1999 between Peñasquito and Royal Gold, Inc. (as successor in interest to Minera Kennecott S.A. de C.V. pursuant to a purchase and sale agreement between Minera Kennecott S.A. de C.V. and Royal Gold, Inc. dated January 22, 2007).

(vv)	“Secured Party” has the meaning set out in Section 18(d) of this Agreement.

(ww)	“Security Agreement” has the meaning set out in Section 18(d) of this Agreement.

(xx)	“Shareholders Agreement” has the meaning set out in Section 2(c) of this Agreement.

(yy)	“Silver” means any and all Minerals in the form of silver mined, produced, extracted or otherwise recovered from the Mining Lots from and after the Effective Date.

(zz)	“Silver Charges” has the meaning set out in Section 4(j) of this Agreement.

(aaa)	“Silver Purchase Price” has the meaning set out in Section 4(a) of this Agreement.

(bbb)	“Silver Wheaton Assigning Party” has the meaning set out in Section 18(c) of this Agreement.

(ccc)	“Silver Wheaton Interest” has the meaning set out in Section 18(a) of this Agreement.

(ddd)	“Silver Wheaton Invoices” has the meaning set out in Section 10(a) of this Agreement.

(eee)	“Silver Wheaton Offer” has the meaning set out in Section 18(a) of this Agreement.

(fff)	“Spot Price” has the meaning set out in Section 6(d)(i) of this Agreement.

(ggg)	“Subscription Amount” has the meaning set out in Section 2(a) of this Agreement.

(hhh)	“subsidiary” has the meaning ascribed to such term in the Business Corporations Act (British Columbia).

(iii)	“Termination Notice” has the meaning set out in Section 12(b) of this Agreement.

(jjj)	“Third Party Offer” has the meaning set forth in Section 18(a) of this Agreement.

(kkk)	“Time of Delivery” means the Purchased Minerals Time of Delivery, the Refineable Minerals Time of Delivery or the Refined Silver Time of Delivery, as the case may be.
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3.	Purchase and Sale of Silver

(a)	Subject to and in accordance with the terms of this Agreement, from and after the Effective Date, Peñasquito hereby agrees to sell to Silver Wheaton, and Silver Wheaton hereby agrees to purchase from Peñasquito, an amount of Payable Silver contained in each shipment of Minerals delivered by Peñasquito to an Offtaker equal to twenty-five percent (25%) of the Payable Silver contained in each such shipment, or an amount of Refined Silver equal to twenty-five percent (25%) of the amount of [ edited text ]

(b)	Silver Wheaton shall have the right to elect by notice in writing to Peñasquito no later than five (5) Business Days before the beginning of each calendar month (and in the case of the calendar month in which the Effective Date occurs, within five (5) Business Days of the Effective Date) to purchase in each calendar month twenty-five percent (25%) of the amount of Payable Silver contained in each shipment of Minerals sold and/or delivered by Peñasquito to an Offtaker in each such calendar month. In the event Silver Wheaton fails to deliver an election notice for a calendar month, Silver Wheaton will be deemed to have elected to purchase in that calendar month an amount of Refined Silver equal to twenty-five percent (25%) of the amount of Payable Silver contained in each shipment of Minerals sold and/or delivered by Peñasquito to an Offtaker in that calendar month.

[edited text ] Peñasquito shall not sell to Silver Wheaton at any time during the term of this Agreement any Refined Silver that has been directly or indirectly purchased on a commodities exchange.
(d)	Silver Wheaton hereby acknowledges and agrees that, except as provided in this Agreement, it has no contractual rights relating to the mining operations of Peñasquito or the Concessions or any right, title or interest in and to the Concessions. Except as expressly provided in this Agreement, Silver Wheaton is not entitled to any form or type of compensation or payment from Peñasquito if Peñasquito does not meet its forecasted silver production targets in a specified period or if Peñasquito discontinues or ceases its mining operations in, on, under or in respect of the Mining Lots.

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4.	Silver Purchase Price

(a)	From and after the Effective Date, Silver Wheaton shall pay to Peñasquito for each ounce of Payable Silver or Refined Silver purchased hereunder the lesser of (i) the Fixed Price, and (ii) the Market Price (such lesser amount being the “Silver Purchase Price”). During the first three (3) Contract Years from and after the Effective Date, the Fixed Price shall be US$3.90.

(b)	The Fixed Price shall be increased on the date that is the third anniversary of the Effective Date, and every December 31 thereafter during the Initial Term and each Additional Term (including December 31 in the year in which the third anniversary of the Effective Date falls) (each a “Review Date”), in accordance with the following formula:
(i)	the percentage increase in the Consumer Price Index for the twelve (12) month period ended on the last day of the calendar month which precedes the calendar month in which the relevant Review Date falls divided by two (2) (the “Index Amount”),

(ii)	multiplied by the Fixed Price in effect on the relevant Review Date;
provided that the Index Amount shall not be less than 0.4% or greater than 1.65%. If the Index Amount is less than 0.4%, then the Index Amount shall be deemed to be 0.4%. If the Index Amount is greater than 1.65%, the Index Amount shall be deemed to be 1.65%.

(c)	Not later than five (5) Business Days before each Review Date, Silver Wheaton shall deliver to Peñasquito its calculation (in accordance with the above formula) for the Fixed Price for the forthcoming Contract Year (the “Calculation Statement”).

(d)	If Peñasquito disputes the accuracy of a Calculation Statement (or any part thereof):
(i)	Peñasquito shall notify Silver Wheaton in writing thereof within ninety (90) days from the date of delivery of that Calculation Statement (the “Calculation Dispute Notice”);

(ii)	Peñasquito and Silver Wheaton shall have thirty (30) days from the date the Calculation Dispute Notice is delivered by Peñasquito, in accordance with the notice provisions set out in Section 24(f) of this Agreement, to resolve the dispute. If Peñasquito and Silver Wheaton cannot resolve such dispute within the thirty (30) day period, then Peñasquito may require Silver Wheaton to deliver an Auditor’s Report;

(iii)	if the Auditor’s Report concludes that the actual Fixed Price for the next Contract Year varies by five (5) per cent or less from the Fixed Price set out in the Calculation Statement, then the cost of such Auditor’s Report shall be for the account of Peñasquito;

(iv)	if the Auditor’s Report concludes that the actual Fixed Price for the next Contract Year varies by more than five (5) per cent from the Fixed Price set out in the Calculation Statement, then the cost of such Auditor’s Report shall be for the account of Silver Wheaton; and

(v)	if Peñasquito or Silver Wheaton disputes the accuracy of the Auditor’s Report and such dispute is not resolved between the parties within ten (10) days after the date of delivery of the Auditor’s Report then:
(1)	such dispute shall be resolved by arbitration in accordance with the arbitration provisions set out in Section 22 of this Agreement; and

(2)	pending resolution of such dispute, Silver Wheaton shall pay to Peñasquito the Fixed Price specified in the Auditor’s Report.
(e)	All payments for Payable Silver or Refined Silver by Silver Wheaton to Peñasquito shall be made in U.S. Dollars and shall be made by wire transfer in immediately available funds to the bank account or accounts designated by Peñasquito in writing from time to time, without deduction or set-off except pursuant to Sections 4(f) and (j) below.

(f)	With respect to each shipment of Purchased Minerals from which Silver Wheaton purchases twenty-five percent (25%) of the Payable Silver contained therein, Silver Wheaton shall make a provisional payment of the Silver Purchase Price to Peñasquito for and in respect of twenty-five percent (25%) of the Payable Silver contained in each such shipment in an amount equal to 90% of the Silver Purchase Price (or equal to such other provisional payment percentage as is set out in the applicable Mineral Offtake Agreement), based on received weights, provisional shipped moisture content, provisional shipped assays and silver prices ruling on the date of such shipment promptly (and in any event no later than five (5) Business Days) after Silver Wheaton receives a provisional payment for the Payable Silver contained in such shipment from an Offtaker in accordance with the terms of the Mineral Offtake Agreement to which such Offtaker is a party. Silver Wheaton shall make a final payment of the Silver Purchase Price to Peñasquito for and in respect of twenty-five percent (25%) of the Payable Silver contained in such shipment promptly (and in any event no later than five (5) Business Days) after Silver Wheaton receives the final payment for the Payable Silver contained in such shipment from the Offtaker in accordance with the terms of the Mineral Offtake Agreement to which the Offtaker is a party. If Silver Wheaton has overpaid Peñasquito for twenty-five percent (25%) of the Payable Silver contained in such shipment by reason of Peñasquito having received a provisional payment from Silver Wheaton for such Payable Silver in excess of the amount due in final settlement, then Peñasquito shall pay such excess to Silver Wheaton promptly (and in any event no later than five (5) Business Days) after final settlement is determined in accordance with the applicable Mineral Offtake Agreement. Silver Wheaton shall be entitled to set off and deduct any such amounts owing by Peñasquito to Silver Wheaton from any future payments required to be made by Silver Wheaton to Peñasquito under this Agreement if Peñasquito has not paid Silver Wheaton such excess in accordance with this Section 4(f).
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(i)	Subject to the dispute of any payment in accordance with Section 22, any payment not made on or by the applicable payment date referred to in this Section 4 shall incur interest until such payment is made at a rate equal to Prime plus 3%.

(j)	Any and all charges and penalties, including, without limitation, any treatment or refining charges, pertaining to or in respect of Silver contained in each shipment of Minerals and charged by an Offtaker (but excluding any adjustments made by such persons based on any such person’s analysis of the assays of the Silver contained in each such shipment) (“Silver Charges”) shall be to the account of and paid by Peñasquito. Peñasquito shall use reasonable commercial efforts to cause each Offtaker to charge any and all Silver Charges to the account of Peñasquito or deduct any and all Silver Charges from amounts owing by each Offtaker to Peñasquito. If an Offtaker charges Silver Wheaton for any Silver Charges or deducts any Silver Charges from amounts owing by the Offtaker to Silver Wheaton, Silver Wheaton shall be entitled to set off or deduct an amount equal to such Silver Charges from any payment to be made by Silver Wheaton to Peñasquito in accordance with Section 4(e), and if such set off or deduction is insufficient to take into account the Silver Charges payable by Peñasquito, Peñasquito shall pay the amount of such shortfall by wire transfer in immediately available funds to a bank account designated in writing by Silver Wheaton from time to time.

5.	Reporting Requirements

(a)	During the term of this Agreement, Peñasquito shall deliver to Silver Wheaton a Monthly Report on or before the tenth (10th) Business Day after the end of each calendar month.

(b)	During the term of this Agreement, Peñasquito shall deliver to Silver Wheaton an Annual Report on or before thirty (30) days after the last day of each calendar year.

(c)	If Silver Wheaton disputes an Annual Report:
(i)	Silver Wheaton shall notify Peñasquito in writing within one (1) year from the date of delivery of that Annual Report that it disputes the accuracy of that Annual Report (or any part thereof) (the “Dispute Notice”);

(ii)	Silver Wheaton and Peñasquito shall have thirty (30) days from the date the Dispute Notice is delivered by Silver Wheaton, in accordance with the notice provisions set out in Section 24(f), to resolve the dispute. If Silver Wheaton and Peñasquito have not resolved the dispute within the thirty (30) day period, then Silver Wheaton shall have the right to require Peñasquito to deliver an Auditor’s Report;

(iii)	if the Auditor’s Report concludes that the number of ounces of Silver varies by five (5) per cent or less from the number of ounces of Silver set out in the Annual Report, then the cost of the Auditor’s Report shall be for the account of Silver Wheaton;

(iv)	if the Auditor’s Report concludes that the number of ounces of Silver varies by more than five (5) per cent from the number of ounces of Silver set out in the Annual Report, then the cost of the Auditor’s Report shall be for the account of Peñasquito; and

(v)	if either Silver Wheaton or Peñasquito disputes the Auditor’s Report and such dispute is not resolved between the parties within ten (10) days after the date of delivery of the Auditor’s Report, then such dispute shall be resolved by arbitration in accordance with the arbitration provisions set out in Section 22 of this Agreement.
6.	Delivery of Minerals
(a)	With respect to each shipment of Minerals to an Offtaker, Peñasquito shall at all times be responsible for delivering each such shipment to each applicable Offtaker in such quantity, quality, description and amounts and at such times and places required under and in accordance with each applicable Mineral Offtake Agreement. Peñasquito shall promptly deliver to Silver Wheaton once available and/or prepared copies of all documents, certificates and instruments pertaining to each shipment of Minerals, including, without limitation, all invoices, credit notes, bills of lading, certificates containing Peñasquito’s provisional shipped moisture content and provisional shipped assays and any documentation prepared or produced by the Offtaker in respect of the Silver contained in each such shipment, including, without limitation, all analyses and assays.

(b)	All costs and expenses pertaining to the delivery of each shipment of Minerals to an Offtaker shall be borne by Peñasquito. Peñasquito shall retain the services of a reputable, established and experienced transport company to transport and deliver each shipment of Minerals to each Offtaker.
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7.	Title and Risk of Loss — Purchased Minerals

(a)	For each calendar month in which Silver Wheaton has elected to purchase Payable Silver in accordance with Section 3(b), title to twenty-five percent (25%) of the Payable Silver contained in each shipment of Purchased Minerals in each such calendar month shall pass from Peñasquito to Silver Wheaton at the time immediately prior to the time when title to the remainder of the shipment of Purchased Minerals passes from Peñasquito to the applicable Offtaker pursuant to and in accordance with the terms of the Mineral Offtake Agreement to which the applicable Offtaker is a party (the “Purchased Minerals Time of Delivery”). Silver Wheaton agrees that it shall cause title to the twenty-five percent (25%) of the Payable Silver contained in each such shipment of Purchased Minerals to which it has acquired title to pass to the applicable Offtaker at such time as title to the remainder of the shipment of Purchased Minerals passes from Peñasquito to such Offtaker in accordance with the terms of the Mineral Offtake Agreement to which such Offtaker is a party.

(b)	Risk of loss or damage to all Silver contained in each shipment of Purchased Minerals shall at all times remain with Peñasquito until risk of loss or damage with respect to such shipment of Purchased Minerals passes to the applicable Offtaker in accordance with the terms of the Mineral Offtake Agreement to which such Offtaker is a party. For greater certainty, risk of loss or damage to all Silver contained in each shipment of Purchased Minerals shall never pass from Peñasquito to Silver Wheaton.
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10.	Invoicing Matters — Purchased Minerals

(a)	Silver Wheaton hereby agrees to issue, or cause to be issued, invoices to each Offtaker for and in respect of twenty-five percent (25%) of the Payable Silver contained in each shipment of Purchased Minerals to which Silver Wheaton has acquired title in accordance with Section 7 (“Silver Wheaton Invoices”). Peñasquito hereby agrees to provide all information to Silver Wheaton necessary for Silver Wheaton to prepare, issue and deliver, or cause to be prepared, issued or delivered, the Silver Wheaton Invoices. Peñasquito shall issue and deliver an invoice to each Offtaker for and in respect of the remaining content of each such shipment of Purchased Minerals (“Peñasquito Invoices”) at the same time that Silver Wheaton issues and delivers, or causes to be issued and delivered, a Silver Wheaton Invoice so that each Offtaker receives a Peñasquito Invoice and a Silver Wheaton Invoice at substantially the same time. Each Silver Wheaton Invoice shall be in a form substantially similar to each Peñasquito Invoice and Silver Wheaton and Peñasquito shall cooperate to ensure that the form of their respective invoices is satisfactory to each Offtaker. Each of Silver Wheaton and Peñasquito shall provide the other with a copy of its invoice at the same time it issues and delivers the original of such invoice to the applicable Offtaker.

(b)	Each Peñasquito Invoice shall contain all deductions for and in respect of any and all Silver Charges pertaining to the Silver contained in the shipment of Purchased Minerals to which the Peñasquito Invoice relates.

(c)	Peñasquito shall issue an invoice to Silver Wheaton for payments required to be made by Silver Wheaton in accordance with Section 4(f) at the same time it issues a Peñasquito Invoice to the Offtaker. Silver Wheaton shall pay such invoices delivered by Peñasquito at the times specified in Section 4(f).

11.	Mineral Offtake Agreements
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(b)	Peñasquito hereby agrees to indemnify and hold Silver Wheaton and its directors, officers, employees and Affiliates harmless from and against any and all damages, claims, losses, liabilities, fines, penalties and expenses (including reasonable legal fees) incurred or suffered by any of them arising out of or in connection with or related to any breach or default of Section 11(a). This Section 11(b) shall survive the termination of this Agreement.

12.	Term

(a)	The term of this Agreement shall commence on the date of this Agreement and, subject to Section 12(b), shall continue until the date that is forty (40) years after the Effective Date (the “Initial Term”).

(b)	Silver Wheaton may terminate this Agreement at the end of the Initial Term by providing Peñasquito and Goldcorp with written notice of its intention to terminate prior to the expiry of the Initial Term (a “Termination Notice”). If Silver Wheaton has not provided a Termination Notice prior to the expiry of the Initial Term, then this Agreement shall continue in force for successive ten (10) year periods (each, an “Additional Term”) unless and until an Additional Term is terminated in accordance with Section 12(c).

(c)	Silver Wheaton may terminate an Additional Term by providing Peñasquito and Goldcorp with written notice of its intention to terminate the Additional Term prior to the end of such Additional Term.
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14.	Books; Records; Inspections

(a)	Peñasquito shall provide to Silver Wheaton at least annually, and in a timely manner, a copy of Peñasquito’s annual mine plan with respect to the Concessions, which plan shall be prepared in accordance with typical practices prevailing in the mining industry, and shall include, but not be limited to, information with respect to anticipated mining activities on the Mining Lots and the processing of Minerals through the Mill for the upcoming year.

(b)	Peñasquito shall keep true, complete and accurate books and records of all of its operations and activities with respect to the Concessions, including the mining and production of Minerals therefrom and the mining, treatment, processing, milling, concentrating and transportation of Minerals. Subject to the confidentiality provisions of this Agreement, Silver Wheaton and its authorized representatives shall be entitled to perform audits or other reviews and examinations of Peñasquito’s books and records relevant to the production and delivery of Silver from time to time to confirm compliance with the terms of this Agreement. Silver Wheaton shall diligently complete any audit or other examination permitted hereunder. The expenses of any audit or other examination permitted hereunder shall be paid by Silver Wheaton, unless the results of such audit or other examination permitted hereunder discloses a discrepancy of more than five percent (5%) between the amount of Silver produced and the corresponding amount of Payable Silver, in which event the costs of such audit or other examination shall be paid by Peñasquito.

15.	Conduct of Operations

(a)	Save as otherwise may be agreed between Peñasquito and Silver Wheaton, and subject to this Agreement (including, without limitation, Section 13), all decisions concerning methods, the extent, times, procedures and techniques of any (i) exploration, development and mining related to the Concessions and the Mining Lots, including spending on capital expenditures, (ii) leaching, milling, processing or extraction and (iii) materials to be introduced on or to the Mining Lots, shall be made by Peñasquito in its sole discretion. Notwithstanding the foregoing, Peñasquito shall carry out and perform, or cause to be carried out and performed, all mining operations and activities pertaining to or in respect of the Concessions and the Mining Lots, in a commercially prudent manner and in accordance with all applicable laws, all applicable licences, permits and other authorizations and good mining, processing, engineering and environmental practises prevailing in the mining industry.

(b)	Subject at all times to the workplace rules and supervision of Peñasquito, and provided any rights of access do not interfere with any exploration, development, mining or processing work conducted on the Mining Lots, or at the Mill, Silver Wheaton shall at reasonable times and upon reasonable notice, at its sole risk and expense, have a right of access by its representatives to the Mining Lots, and the Mill and to Peñasquito’s personnel, in each case to monitor Peñasquito’s silver mining and processing operations.

(c)	Peñasquito shall at all times do and cause to be done all things necessary to maintain the Concessions in good standing, including paying all taxes owing in respect thereof, and to maintain its corporate existence. For greater certainty, Peñasquito shall not abandon any of the Concessions or allow or permit any of the Concessions to lapse unless it provides evidence satisfactory to Silver Wheaton, acting reasonably, that it is not economical to mine Minerals from the Mining Lots that are the subject of and pertain to the Concession that Peñasquito proposes to abandon or let lapse.

16.	Confidentiality

(a)	Each Party (a “Receiving Party”) agrees that it shall maintain as confidential and shall not disclose, and shall cause its Affiliates, employees, officers, directors, agents and representatives to maintain as confidential and not to disclose, the terms contained in this Agreement and all information (whether written, oral or in electronic format) received or reviewed by it as a result of or in connection with this Agreement (“Confidential Information”), except in the following circumstances:
(i)	a Receiving Party may disclose Confidential Information to its auditors, legal counsel, lenders, brokers, underwriters and investment bankers, provided that such persons are advised of the confidential nature of the confidential information, undertake to maintain the confidentiality of it and are strictly limited in their use of the confidential information to those purposes necessary for such persons to perform the services for which they were, or are proposed to be, retained by the Receiving Party;

(ii)	a Receiving Party may disclose Confidential Information where that disclosure is necessary to comply with any applicable law or court order, its disclosure obligations and requirements under any securities law, rules or regulations or stock exchange listing agreements, policies or requirements or in relation to proposed credit arrangements, provided that the proposed disclosure is limited to factual matters and that the Receiving Party will have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled;

(iii)	for the purposes of any arbitration proceeding commenced under Section 22 of this Agreement;

(iv)	a Receiving Party may disclose Confidential Information where such information is already public knowledge other than by a breach of the confidentiality terms of this Agreement or is known by the Receiving Party prior to the entry into of this Agreement or obtained independently of this Agreement and the disclosure of such information would not breach any other confidentiality obligations;

(v)	with the approval of the disclosing party; or

(vi)	a Receiving Party may disclose Confidential Information to those of its Affiliates, agents and representatives who need to have knowledge of the Confidential Information.

(b)	Each Party agrees that it shall use reasonable efforts to ensure that its Affiliates, employees, directors, officers, advisors, agents and those persons listed in Section 16(a)(i), where applicable, are made aware of this Section 16 and comply with the provisions of this Section 16. Each Party shall be liable to the other Parties for any improper use or disclosure of such terms or information by such persons.
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20.	Completion Guarantee
(a) Peñasquito shall cause the oxide processing circuit at the Peñasquito mine site to operate at a minimum of sixty percent (60%) of the feasibility levels on or before December 31, 2009. If Peñasquito has not caused the oxide processing circuit at the Peñasquito mine site to operate at a minimum of sixty percent (60%) of the feasibility levels set forth in the Peñasquito Project Feasibility Study dated July 31, 2006 on or before December 31, 2009, then Silver Wheaton has the right, by written notice to Peñasquito on or before February 28, 2010, to [ edited text ] an amount equal to:

(i)	twenty percent (20%) of the [ edited text ] less

(ii)	an amount equal to (1) twenty percent (20%) of the number of ounces of Payable Silver sold by Peñasquito to Silver Wheaton under this Agreement from the Effective Date to and including December 31, 2009, multiplied by (2) the difference between (A) the average per ounce Market Price for the quantity of Payable Silver referred to in (1) above, and (B) the average Silver Purchase Price paid by Silver Wheaton to Peñasquito for such quantity of Payable Silver.
In the event Silver Wheaton exercises the right set forth in this Section 20(a), the percentage of Payable Silver contained in each shipment of Minerals delivered by Peñasquito to an Offtaker that Peñasquito is required to sell to Silver Wheaton under this Agreement shall be reduced by twenty percent (20%) of the percentage required to be sold by Peñasquito to Silver Wheaton under Section 3(a) of this Agreement, and this Agreement shall be deemed to be amended accordingly. If Silver Wheaton fails to exercise the right set forth in this Section 20(a) by February 28, 2010, then the right set forth in this Section 20(a) shall expire and terminate.
(b) Peñasquito shall cause the sulfide processing circuit at the Peñasquito mine site to operate at a minimum of 30,000 tonnes per day on or before June 30, 2011. If Peñasquito has not caused the sulfide processing circuit at the Peñasquito mine site to operate at a minimum of 30,000 tonnes per day on or before June 30, 2011, then Silver Wheaton has the right, by written notice to Peñasquito on or before August 31, 2011, [ edited text ] an amount equal to:
(i)	fifty percent (50%) of the [ edited text ], less

(ii)	an amount equal to (1) fifty percent (50%) of the number of ounces of Payable Silver sold by Peñasquito to Silver Wheaton under this Agreement from the Effective Date to and including June 30, 2011, multiplied by (2) the difference between (A) the average per ounce Market Price for the quantity of Payable Silver referred to in (1) above, and (B) the average Silver Purchase Price paid by Silver Wheaton to Peñasquito for such quantity of Payable Silver.
In the event Silver Wheaton exercises the right set forth in this Section 20(b), the percentage of Payable Silver contained in each shipment of Minerals delivered by Peñasquito to an Offtaker that Peñasquito is required to sell to Silver Wheaton under this Agreement shall be reduced to a percentage equal to the percentage of Payable Silver then required to be sold by Peñasquito to Silver Wheaton under this Agreement less fifty percent (50%) of the percentage of Payable Silver originally required to be sold by Peñasquito to Silver Wheaton under Section 3(a) of this Agreement, and this Agreement shall be deemed to be amended accordingly. If Silver Wheaton fails to exercise the right set forth in this Section 20(b) by August 31, 2011, then the right set forth in this Section 20(b) shall expire and terminate.

(c) Peñasquito shall cause the sulfide processing circuit at the Peñasquito mine site to operate at a minimum of 60,000 tonnes per day on or before May 1, 2014. If Peñasquito has not caused the sulfide processing circuit at the Peñasquito mine site is operating at a minimum of 60,000 tonnes per day on or before May 1, 2014, then Silver Wheaton has the right, by written notice to Peñasquito on or before July 1, 2014, to [ edited text ] an amount equal to:
(i)	thirty percent (30%) of the [ edited text ], less

(ii)	an amount equal to (1) thirty percent (30%) of the number of ounces of Payable Silver sold by Peñasquito to Silver Wheaton under this Agreement from the Effective Date to and including June 30, 2014, multiplied by (2) the difference between (A) the average per ounce Market Price for the quantity of Payable Silver referred to in (1) above, and (B) the average Silver Purchase Price paid by Silver Wheaton to Peñasquito for such quantity of Payable Silver.
In the event Silver Wheaton exercises the right set forth in this Section 20(c), the percentage of Payable Silver contained in each shipment of Minerals delivered by Peñasquito to an Offtaker that Peñasquito is required to sell to Silver Wheaton under this Agreement shall be reduced to a percentage equal to the percentage then required to be sold by Peñasquito to Silver Wheaton under this Agreement less thirty percent (30%) of the percentage of Payable Silver originally required to be sold by Peñasquito to Silver Wheaton under Section 3(a) of this Agreement, and this Agreement shall be deemed to be amended accordingly. If Silver Wheaton fails to exercise the right set forth in this Section 20(c) by July 1, 2014, then the right set forth in this Section 20(c) shall expire and terminate.
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(e)	In the event that Silver Wheaton exercises the rights set forth in Sections 20(a), (b) and (c), then this Agreement shall terminate and be of no further force or effect on the date that Silver Wheaton exercises the right set forth in Section 20(c), except for: Section 16, which section shall survive for a period of two (2) years after the date on which this Agreement terminates; any obligation under this Section 20 that remains outstanding as at the termination date; Section 22; Section 23 and any other covenant or obligation set out herein that arose or was required to be performed up to and including the date on which this Agreement terminates in accordance with this Section 20(e).

(f)	Attached as Schedule “C” hereto is a hypothetical working example of how the calculations set forth in this Section 20 are to be made.

21.	Goldcorp Guarantee and Indemnity

(a)	Goldcorp hereby absolutely, unconditionally and irrevocably guarantees the prompt and complete observance and performance of all the terms, covenants, conditions and provisions to be observed or performed by Peñasquito or its permitted assignee or transferee pursuant to this Agreement and shall perform such terms, covenants, conditions and provisions upon the default or non-performance thereof by Peñasquito or its permitted assignee or transferee. The foregoing agreement of Goldcorp is absolute, unconditional, present and continuing and is in no way conditional or contingent upon any event, circumstance, action or omission which might in any way discharge a guarantor or surety in whole or in part.

(b)	Goldcorp shall indemnify and save Silver Wheaton and its directors, officers, employees and agents harmless from and against any and all actual losses, liabilities, damages, injuries, costs or expenses (including legal costs or expenses) suffered or incurred by Silver Wheaton that arise out of or relate to any failure of Peñasquito or its permitted assignee or transferee to timely and fully perform or cause to be performed all of the terms, covenants, conditions and provisions to be observed or performed by Peñasquito or its permitted assignee or transferee pursuant to this Agreement.

(c)	Goldcorp shall not transfer or assign all or any part of its obligations set forth in this Section 21 without the prior written consent of Silver Wheaton.

(d)	Goldcorp shall not consolidate, amalgamate with, or merge with or into, or transfer all or substantially all its assets to, or reorganize, reincorporate or reconstitute into or as another entity unless, at the time of such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution or transfer the resulting, surviving or transferee entity agrees to assume in favour of Silver Wheaton all the obligations of Goldcorp under this Agreement.

(e)	The provisions of this Section 21 shall survive any expiry or termination of this Agreement with respect to all of the terms, covenants, conditions and provisions to be observed or performed by Peñasquito or its permitted assignee or transferee pursuant to this Agreement up to and including the date of expiry or termination.

22.	Dispute Resolution
Any matter in this Agreement in dispute between the Parties which has not been resolved by the Parties within the time frames specified herein (or where no time frames are specified, within fifteen (15) days of the delivery of notice by either Party of such dispute) shall be referred to binding arbitration. Such referral to binding arbitration shall be to a qualified single arbitrator pursuant to the Arbitration Rules, as may be amended from time to time, which Rules shall govern such arbitration proceeding except to the extent modified by the rules for arbitration set out in Schedule “B”. The determination of such arbitrator shall be final and binding upon the Parties hereto and the costs of such arbitration shall be as determined by the arbitrator. The Parties covenant that they shall conduct all aspects of such arbitration having regard at all times to expediting the final resolution of such arbitration.

23.	Representations, Warranties and Indemnities

(a)	Each Party to this Agreement, acknowledging that the other Party is entering into this Agreement in reliance thereon, hereby represents and warrants to the other Party as follows:
(i)	It is a corporation duly incorporated and validly existing under the laws of its incorporating jurisdiction and is up to date in respect of all filings required by law;

(ii)	All requisite corporate acts and proceedings have been done and taken by it, including obtaining all requisite board of directors’ approval, with respect to entering into this Agreement and performing its obligations hereunder;

(iii)	It has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder;

(iv)	This Agreement and the exercise of its rights and performance of its obligations hereunder do not and will not (1) conflict with any agreement, mortgage, bond or other instrument to which it is a party or which is binding on its assets, (2) conflict with its constating or constitutive documents, or (3) conflict with or violate any applicable law;

(v)	Except for the approval of the Mexican Competition Commission (Comision Federal de Competencia Direccion General de Concentraciones), no regulatory or third party consents or approvals are required to be obtained by it in connection with the execution and delivery or the performance by it of this Agreement or the transactions contemplated hereby;

(vi)	This Agreement has been duly and validly executed and delivered by it and constitutes a legal, valid and binding obligation of the Party, enforceable against it in accordance with its terms; and

(vii)	It has not made an assignment for the benefit of creditors or is the voluntary or involuntary subject of any proceedings under any bankruptcy or insolvency law, no receiver or receiver/manager has been appointed for all or any substantial part of its assets or business and its corporate existence has not been terminated by voluntary or involuntary dissolution or winding up (other than by way of amalgamation or reorganization) and it is not now aware of any circumstance which, with notice or the passage of time, or both, would give rise to any of the foregoing.
(b)	Peñasquito, acknowledging that Silver Wheaton is entering into this Agreement in reliance thereon, hereby represents and warrants to Silver Wheaton as follows:

(i)	Other than any rights of Silver Wheaton, no person has any agreement, option, right of first refusal or right, title or interest or right capable of becoming an agreement, option, right of first refusal or right, title or interest, in or to the Concessions or any Silver;

(ii)	Peñasquito has all necessary corporate power to be the registered or recorded holder of the Concessions and is in compliance with all applicable laws, licences, registrations, permits, consents and qualifications to which the Mining Lots or the Concessions are subject;

(iii)	Peñasquito is the registered or recorded holder of the Concessions and has sufficient right, title or interest in and to the Concessions in order for it to perform its obligations, enter into and complete the transactions contemplated in this Agreement;

(iv)	Goldcorp is the indirect registered and beneficial owner of all the shares in the capital of Peñasquito, other than one Series “C” common share, one Series “D” common share and one Series “E” common share in the capital of Peñasquito;

(v)	Other than the Royal Gold Royalty Interest that has been registered against title to the Concessions, no Encumbrances have been registered or recorded against title to the Concessions and Peñasquito has performed all work and paid all amounts required to keep the Concessions in good standing;

(vi)	Peñasquito has made available to Silver Wheaton all material information in its control or possession relating to the mineralization or potential mineralization of the Mining Lots; and

(vii)	At the applicable Time of Delivery, (A) Peñasquito will be the legal and beneficial owner of twenty-five percent (25%) of the Payable Silver or Refined Silver, as the case may be, (B) Peñasquito will have good, valid and marketable title to such Payable Silver or Refined Silver, as the case may be, and (C) such Payable Silver or Refined Silver, as the case may be, will be free and clear of all Encumbrances.
(c)	Peñasquito agrees to indemnify and save harmless Silver Wheaton and its directors, officers, employees, Affiliates and agents from and against any and all damages, claims, losses, liabilities, fines, penalties and expenses (including legal fees) suffered or incurred by any of the foregoing persons in connection with (i) any inaccuracy in or default or breach of any representation or warranty of Peñasquito contained in this Agreement, or (b) any breach or non-performance by Peñasquito of any covenant to be performed by it pursuant to this Agreement.

(d)	Silver Wheaton agrees to indemnify and save harmless Peñasquito and its directors, officers, employees, Affiliates and agents from and against any and all damages, claims, losses, liabilities, fines, penalties and expenses (including legal fees) suffered or incurred by any of the foregoing persons in connection with (i) any inaccuracy in or default or breach of any representation or warranty of Silver Wheaton contained in this Agreement, or (b) any breach or non-performance by Silver Wheaton or any permitted assignee of any covenant to be performed by it pursuant to this Agreement.

24.	General Provisions

(a)	Each Party shall execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the documents and transactions contemplated in this Agreement, in each case at the cost and expense of the Party requesting such further instrument, document or action, unless expressly indicated otherwise.

(b)	Nothing herein shall be construed to create, expressly or by implication, a joint venture (Asociacion en Participacion), mining partnership, commercial partnership, agency relationship, fiduciary relationship, or other partnership relationship between Silver Wheaton and Peñasquito.

(c)	This Agreement shall be governed by and construed under the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Subject to Section 22 hereof:
(i)	The courts of British Columbia have jurisdiction to settle any dispute arising out of or in connection with this Agreement; and

(ii)	The Parties agree that the courts of British Columbia are the most appropriate and convenient courts to settle any such dispute.
(d)	Time is of the essence in this Agreement.

(e)	If any provision of this Agreement is wholly or partially invalid, this Agreement shall be interpreted as if the invalid provision had not been a part hereof so that the invalidity shall not affect the validity of the remainder of the Agreement which shall be construed as if the Agreement had been executed without the invalid portion. It is hereby declared to be the intention of the Parties that this Agreement would have been executed without reference to any portion which may, for any reason, hereafter be declared or held invalid.

(f)	Any notice or other communication (in each case, a “notice”) required or permitted to be given hereunder shall be in writing and shall be delivered by hand or transmitted by facsimile transmission addressed to:
(i)	If to Peñasquito, to:

Arquimedes #130-8th Floor Polanco 11560 Mexico, D.F. Mexico

Attention: Director General Fax: 52 55 5280-7636

With a copy to:

Goldcorp Inc. Park Place Suite 3400, 666 Burrard Street Vancouver, British Columbia V6C 2X8

Attention: Executive Vice President, Corporate Development Fax: 604-696-3001

(ii)	If to Silver Wheaton, to:

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With a copy to:

1st Floor, Cayman Corporate Centre 27 Hospital Road, P.O. Box 1793 GT Georgetown, Grand Cayman Cayman Island

Attention: Director or Secretary Fax No.: 345-946-7604

And to:

Silver Wheaton Corp. Park Place Suite 3400, 666 Burrard Street Vancouver, British Columbia V6C 2X8

Attention: President and Chief Executive Officer, Silver Wheaton Corp. Fax: 604-696-3001

(iii)	If to Goldcorp, to:

Goldcorp Inc. Park Place Suite 3400, 666 Burrard Street Vancouver, British Columbia V6C 2X8

Attention: Executive Vice President, Corporate Development Fax: 604-696-3001
Any notice given in accordance with this section, if transmitted by facsimile transmission, shall be deemed to have been received on the next Business Day following transmission or, if delivered by hand, shall be deemed to have been received when delivered.

(g)	The schedules which are attached to this Agreement are incorporated into this Agreement by reference and are deemed to form part hereof.

(h)	Any reference in this Agreement to a statute or a regulation or rule promulgated under a statute or to any provision contained therein shall be a reference to the statute, regulation, rule or provision as may be amended, restated, re-enacted or replaced from time to time.

(i)	For the purpose of this Agreement, if, for any reason, the London Bullion Market Association is no longer in operation or the price of silver is not confirmed, acknowledged by or quoted by the London Bullion Market Association, the Market Price or Spot Price, as the case may be, shall be determined by reference to the price of silver on another commercial exchange mutually acceptable to the Parties.

(j)	This Agreement may not be changed, amended or modified in any manner, except pursuant to an instrument in writing signed on behalf of each of the Parties. The failure by any Party to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision unless such waiver is acknowledged in writing, nor shall such failure affect the validity of this Agreement or any part thereof or the right of any Party to enforce each and every provision. No waiver or breach of this Agreement shall be held to be a waiver of any other or subsequent breach.

(k)	The Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party shall not be applicable in the interpretation of this Agreement.

(l)	This Agreement may be executed in one or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopy shall be effective as delivery of a manually executed counterpart of this Agreement.

(m)	This Agreement is for the sole benefit of the Parties and their successors and permitted assigns and, except as expressly contemplated herein, nothing herein is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature or kind whatsoever under or by reason of this Agreement.

(n)	This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the Parties with respect thereto.

(o)	Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

(p)	This Agreement shall endure to the benefit of and shall be binding on and enforceable by the Parties and their respective successors and permitted assigns.

(q)	The Parties have expressly required that this Agreement and all notices relating hereto be drafted in English.
[Signature page to follow]

IN WITNESS WHEREOF the parties hereto have executed this Silver Purchase and Share Subscription Agreement as of the day and year first above written.

MINERA PEÑASQUITO S.A. DE C.V.

Per:

Name:
Title:

Per:

Name:
Title:

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GOLDCORP INC.
Per:
Name:
Title:

Per:
Name:
Title:

This is Schedule “A” to the Silver Purchase and [ edited text ] Agreement among Minera Peñasquito S.A. de C.V., [ edited text ] and Goldcorp Inc. dated July                     , 2007
Concessions

			AREA	DATE	EXP.
CLAIM	TITLE	FILE NO.	HA.	ISSUED	DATE
1. EL PEÑASQUITO	196289	321.43/885	2.0000	1993-07-16	2043-07-15
2. LA PEÑA	203264	07/1.3/547	58.0000	1996-06-28	2046-06-27
3. LAS PEÑAS	212290	8/1.3/00983	40.0000	2000-09-29	2050-09-28
4. ALFA	201997	7/1.3/485	1100.0000	1995-10-11	2045-10-10
5. BETA*	211970	8/1.3/01137	2054.7609	2000-08-18	2050-08-17

*	Included in the Concessions for purposes of this Agreement is only that portion of the Beta concession that lies south of the lateral extension of the northern boundary of the Alfa concession, as shown on the map attached hereto and made a part hereof.

Schedule A — Concessions

This is Schedule “B” to the Silver Purchase [ edited text ] between Minera Peñasquito S.A. de C.V., [ edited text ] and Goldcorp Inc. dated July , 2007
Dispute Resolution
The following rules and procedures shall apply with respect to any matter to be arbitrated by the parties under the terms of the Agreement.
1.	Initiation of Arbitration Proceedings

(a)	If any Party to this Agreement wishes to have any matter under this Agreement arbitrated in accordance with the provisions of this Agreement, it shall give notice to the other Party hereto specifying particulars of the matter or matters in dispute and proposing the name of the person it wishes to be the single arbitrator. Within 20 days after receipt of such notice, the other Party to this Agreement shall give notice to the first Party advising whether such Party accepts the arbitrator proposed by the first Party. If such notice is not given within such 20 day period, the other Party shall be deemed to have accepted the arbitrator proposed by the first Party. If the Parties do not agree upon a single arbitrator within such 20 day period such arbitrator shall be chosen in accordance with the Arbitration Rules.

(b)	The individual selected as Arbitrator shall be qualified by education and experience to decide the matter in dispute. The Arbitrator shall be at arm’s length from both Parties and shall not be a member of the audit or legal firm or firms who advise either Party, nor shall the Arbitrator be a person who is otherwise regularly retained by either of the Parties.

(c)	The Parties agree that, in the event of any arbitration proceeding arising under this Agreement, Peñasquito and Goldcorp shall form a single party, where the context requires, for the purposes of any such proceeding.

2.	Submission of Written Statements

(a)	Within 20 days of the appointment of the Arbitrator, the Party initiating the arbitration (the “Claimant”) shall send the other Party (the “Respondent”) a statement of claim setting out in sufficient detail the facts and any contentions of law on which it relies, and the relief that it claims.
(i)	Within 15 days of the receipt of the statement of claim, the Respondent shall send the Claimant a statement of defence stating in sufficient detail which of the facts and contentions of law in the statement of claim it admits or denies, on what grounds, and on what other facts and contentions of law he relies.

(ii)	Within 10 days of receipt of the statement of defence, the Claimant may send the Respondent a statement of reply.

(iii)	All statements of claim, defence and reply shall be accompanied by copies (or, if they are especially voluminous, lists) of all essential documents on which the Party concerned relies and which have not previously been submitted by any Party, and (where practicable) by any relevant samples.

(iv)	After submission of all the statements, the Arbitrator will give directions for the further conduct of the arbitration.
3.	Meetings and Hearings

(a)	The arbitration shall take place in Vancouver, British Columbia or in such other place as the Claimant and the Respondent shall agree upon in writing. The arbitration shall be conducted in English unless otherwise agreed by such Parties and the Arbitrator. Subject to any adjournments which the Arbitrator allows, the final hearing will be continued on successive working days until it is concluded.

(b)	All meetings and hearings will be in private unless the Parties otherwise agree.

(c)	Any Party may be represented at any meetings or hearings by legal counsel.

(d)	Each Party may examine, cross-examine and re-examine all witnesses at the arbitration.

4.	The Decision

(a)	The Arbitrator will make a decision in writing and, unless the Parties otherwise agree, will set out reasons for decision in the decision.

(b)	The Arbitrator will send the decision to the Parties as soon as practicable after the conclusion of the final hearing, but in any event no later than 30 days thereafter, unless that time period is extended for a fixed period by the Arbitrator on written notice to each Party because of illness or other cause beyond the Arbitrator’s control.

(c)	The decision shall determine and award costs.

(d)	The decision shall be final and binding on the Parties and shall not be subject to any appeal or review procedure provided that the Arbitrator has followed the rules provided herein in good faith and has proceeded in accordance with the principles of natural justice. In the event either Party initiates any court proceeding in respect of the decision of the Arbitrator or the matter arbitrated, such Party, if unsuccessful in the court proceeding, shall pay the other Party’s costs on a solicitor/client basis, all reasonable expenses incurred by such other Party and related to such court proceeding.

5.	Jurisdiction and Powers of the Arbitrator

(a)	By submitting to arbitration under these Rules, the Parties shall be taken to have conferred on the Arbitrator the following jurisdiction and powers, to be exercised at the Arbitrator’s discretion subject only to these Rules and the relevant law with the object of ensuring the just, expeditious, economical and final determination of the dispute referred to arbitration.

(b)	Without limiting the jurisdiction of the Arbitrator at law, the Parties agree that the Arbitrator shall have jurisdiction to:
(i)	determine any question of law arising in the arbitration;

(ii)	determine any question as to the Arbitrator’s jurisdiction;

(iii)	determine any question of good faith, dishonesty or fraud arising in the dispute;

(iv)	order any Party to furnish further details of that Party’s case, in fact or in law;

(v)	proceed in the arbitration notwithstanding the failure or refusal of any Party to comply with these Rules or with the Arbitrator’s orders or directions, or to attend any meeting or hearing, but only after giving that Party written notice that the Arbitrator intends to do so;

(vi)	receive and take into account such written or oral evidence tendered by the Parties as the Arbitrator determines is relevant, whether or not strictly admissible in law;

(vii)	make one or more interim awards;

(viii)	hold meetings and hearings, and make a decision (including a final decision) in Vancouver, British Columbia or elsewhere with the concurrence of the Parties thereto;

(ix)	order the Parties to produce to the Arbitrator, and to each other for inspection, and to supply copies of, any documents or other evidence or classes of documents in their possession or power which the Arbitrator determines to be relevant; and

(x)	make interim orders to secure all or part of any amount in dispute in the arbitration.

This is Schedule “C” to the Silver Purchase and Share Subscription Agreement between Minera Peñasquito S.A. de C.V., [ edited text ] S.à.r.l. and Goldcorp Inc. dated July 24, 2007
Completion Guarantee Calculations
Terms per Agreement

	[ edited text ]	Contract	Completion	Contract	[ edited text ]Target
	[ edited text ]	Reference	Target	Percentage	($ 000s)	Date
Level 1	[ edited text ]	20(a)	60% of oxides	20%	97,000	31-Dec-09
Level 2	[ edited text ]	20(b)	30,000 tpd	50%	242,500	30-Jun-11
Level 3	[ edited text ]	20(c)	60,000 tpd	30%	145,500	1-May-14

				100%	485,000
Assumptions fore Examples in this Schedule

	2008	2009	2010	2011	2012
Silver Production (koz) - 100%	2,000	6,000	10,000	15,000	20,000
Payable Silver (Silver Production @ 25%)	500	1,500	2,500	3,750	5,000

Average Market Price ($/oz)	9.00	9.00	9.00	9.00	9.00
Silver Purchase Price (Note 1)	3.90	3.90	3.90	3.92	3.93
Example 1: Exercises first right only per Section 20(a)

Actual
		Completion	Target
	Target Date	Date	Achieved
Level 1	31-Dec-09	1-Jun-10	No
Level 2	30-Jun-11	15-May-11	Yes
Level 3	1-May-14	31-Dec-13	Yes

Redemption per Sec 20(a)(i)	$000s		97,000
Less, per Sec 20(a)(ii)
Payable Silver	koz	2,000
Market Price less Silver Purchase Price ($9 - $3.90)	$/oz	5.10
Multiplied by 20%	%	20%	(2,040)

Net redemption per 20(a)	$000s	94,960

Example 2: Exercise second right only per Section 20(b)

Actual
		Completion	Target
	Target Date	Date	Achieved
Level 1	31-Dec-09	30-Jun-09	Yes
Level 2	30-Jun-11	31-Dec-11	No
Level 3	1-May-14	31-Dec-13	Yes

Redemption per Sec 20(b)(i)	$000s		242,500
Less, per Sec 20(b)(ii)
Payable Silver	koz	6,375		Note 2
Market Price less Silver Purchase Price ($9 - $3.90)	$/oz	5.095		Note 3
Multiplied by 50%	%	50%	(16,242)

Net redemption per 20(b)	$000s		226,258

Example 3: Exercise first and second rights only per Sections 20 (a) and 20 (b)

Actual
		Completion	Target
	Target Date	Date	Achieved
Level 1	31-Dec-09	30-Jun-10	No
Level 2	30-Jun-11	31-Dec-11	No
Level 3	1-May-14	31-Dec-13	Yes

Redemption per Sec 20(a)(i)	$000s		97,000
Less, per Sec 20(a)(ii)
Payable Silver	koz	2,000
Market Price less Silver Purchase Price ($9 - $3.90)	$/oz	5.10
Multiplied by 50%	%	20%	(2,040)

Net redemption per 20 (a)	$000s		94,960

Redemption per Sec 20(b)(i)	$000s		242,500
Less, per Sec 20(b)(ii)

	Year	2008	2009	2010	2011	Total
Payable Silver	koz	500	1,500	2,000	1,500	5,500
Redemption Amount	%	50%	50%	63%	63%		Note 4
Net silver for calculation		250	750	1,250	938	3,188

Market Price	$/oz	9.00	9.00	9.00	9.00
Silver Purchase Price	$/oz	3.90	3.90	3.90	3.92

Margin	$000s	1,275	3,825	6,375	4,767	16,242	Note 5
Less offset				(16,242)

Net redemption per 20(b)	$000s			226,258

Note 1: Assume CPI increase is nil therefore minimum increase of 0.4% to Fixed Price
Note 2: Payable Silver includes production to June 30, 2011
Note 3: Silver Purchase Price includes cost of $3.92 for 2011
Note 4: Silver percentage equates back to 50% of original amount, after redemption of 20% per Section 20(a), the amount is now 63% of the remainder
Note 5: Redemption offset amount is equal to the amount in Example 2

This is Schedule “D” to the Silver Purchase and Share Subscription Agreement between Minera Peñasquito S.A. de C.V., [ edited text ] and Goldcorp Inc. dated July 24, 2007
Shareholders Agreement